1000 Stanley Drive, New Britain, CT 06053 T (860) 225 5111

June 10, 2021

Via EDGAR

Ms. Heather Clark and Ms. Melissa Gilmore
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Stanley Black & Decker, Inc.
Form 10-K for the Fiscal Year Ended January 2, 2021
Filed February 18, 2021
File No. 001-05224

Dear Ms. Clark and Ms. Gilmore:

The following is in response to your letter dated May 28, 2021 and comment pertaining to the Form 10-K for the fiscal year ended January 2, 2021 of Stanley Black & Decker, Inc. (the “Company”) filed on February 18, 2021. The Staff’s comment is repeated below (in bold-italics type) with the Company’s response following (in regular type).

Form 10-K for the Fiscal Year Ended January 2, 2021

Financial Statements
Notes to Consolidated Financial Statements
J. Capital Stock, page 93

1.We note your response to our prior comment where you indicated that you evaluated the settlement provisions and concluded that, at inception, it was probable that your share price would be at or below the reference price, which would result in the issuance of a fixed number of shares upon settlement. Based on our analysis of your share price at the time of issuance of both the 2017 and 2019 equity units, and the reference prices contained in both of those equity unit agreements, it appears this conclusion is based on the fact that you believe it was probable at inception that your share price would remain the same or decline upon settlement three years later.

The Company evaluated the three-year forward stock purchase contracts (“Purchase Contracts”) included in the 2017 and 2019 equity units in accordance with ASC 480-10-25 and concluded that liability accounting was not required at inception for either instrument. Specifically, with respect to ASC 480-10-25-14(a), the Company utilized a statistical model and sensitivity analyses to provide a basis for its conclusion that the settlement obligations of the Purchase Contracts were not based solely or predominantly on a fixed monetary value known at inception. The purpose of the overall analyses was to determine a reasonable range of probabilities at inception of the Company’s share price being above the reference prices at settlement, which would result in the Company being required to deliver a variable number of shares with a fixed monetary value to settle the Purchase Contracts. Therefore, for purposes of these analyses, the Company was not forecasting that its share price would remain the same or decline over the three-year periods. Rather, the focus was to determine a reasonable range of probabilities of the Company’s share price being above the reference prices at settlement. The Company acknowledges that its previous response to the Staff’s initial comment could have been clearer on this point.

Ms. Heather Clark and Ms. Melissa Gilmore United States Securities and Exchange Commission	Page 2
Please provide the following information about the assumptions and the related outputs obtained from the analysis you performed for both the 2017 and 2019 equity unit issuances:
•Tell us why an equity growth assumption was not used in your baseline analyses and why you believe this assumption is reasonable.
•Explain how the equity growth assumption was incorporated in your sensitivity analyses and how the sensitivity and baseline analyses interact to arrive at your overall conclusion. For example, explain whether and how the baseline and sensitivity analyses are weighted.
•The output from the model and assumptions utilized, including the illustrative probability distribution, and the actual probability that your share price will be less than or equal to the reference price in each of the contracts.
•Tell us whether you performed an overall analysis to evaluate the output from the model. For example, tell us how you evaluated whether it was a reasonable conclusion that it was probable that your share price would remain the same or decline three years later in both 2017 and 2019 at the time of the equity unit issuances. Explain if this outcome was consistent with other internal projections you were making about your share price, such as for compensation or other related projections or valuations.

The Company performed a baseline calculation using a statistical model and related sensitivity analyses on certain assumptions to provide a basis for its conclusion that the settlement obligations of the Purchase Contracts were not based solely or predominantly on a fixed monetary value known at inception. The Company did not incorporate an equity growth assumption in the baseline models given the inherent uncertainty in selecting or projecting a return on its share price over a three-year period, but did consider equity growth in its sensitivity analyses. The Company’s share price can fluctuate for many reasons, including operational performance, market factors, and overall stock market performance, and has historically experienced sustained periods of both share price growth and decline. As part of its overall analyses, the Company performed sensitivities using (i) an equity growth assumption that approximated its entity-specific cost of equity, and (ii) changes to its volatility assumptions.

Refer to the following table for the assumptions utilized and the results of the Company’s analyses for the 2017 and 2019 equity units.

	2017 Equity Units	2019 Equity Units
Reference Price (Issue Price)	$138.10	$159.45
Volatility	19.0% - 24.0%	25.0% - 30.0%
Dividend Yield	1.7%	1.7%
Equity Growth	0.0% - 7.5%	0.0%
Term	36.0 months	36.0 months

Probability Range > Reference Price	37.0% - 64.1%	35.9% - 36.7%

For the 2017 equity units, the Company notes that while not determinative to its accounting conclusion at inception, the Company’s share price in May 2020 upon settlement of the Purchase Contracts was below the reference price.

For the 2019 equity units, the Company performed a qualitative assessment of the equity growth assumption, which considered the results of the previous sensitivity analysis performed for the 2017 equity units, and reached the same conclusion that the monetary value of the settlement obligation related to the Purchase Contracts was not based solely or predominantly on a fixed monetary amount known at inception. In connection with the preparation of this response, the Company performed a sensitivity calculation for the 2019 equity units using similar growth assumptions and noted that the range of probabilities of its share price being above the reference price at settlement was 35.9% to 57.1%, which is consistent with the range quantified for the 2017 equity units.

As discussed previously, the Company utilized a baseline statistical model and sensitivity analyses to provide a basis for its conclusion under ASC 480-10-25-14(a) that the settlement obligations of the Purchase Contracts were not based solely or predominantly on a fixed monetary value known at inception. The purpose of the Company’s overall analyses was to determine a reasonable range of probabilities at inception of its share price being above the reference prices at

Ms. Heather Clark and Ms. Melissa Gilmore United States Securities and Exchange Commission	Page 3
settlement, which would result in the Company being required to deliver a variable number of shares with a fixed monetary value to settle the Purchase Contracts. The probabilities produced by the models provided quantitative data that supported the Company’s conclusion that its settlement obligations of the Purchase Contracts were not based solely or predominantly on a fixed monetary value known at inception. Lastly, the outcome of the Company’s overall analyses has no correlation to any internal projections used for compensation or valuation purposes as the Company does not forecast its share price.

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If you have any questions pertaining to the foregoing, please feel free to contact me at (860) 827-3858, or Jocelyn Belisle, Vice President, Chief Accounting Officer, at (860) 827-3969.

Sincerely,

/s/ DONALD ALLAN, JR.

Donald Allan, Jr.
President and Chief Financial Officer